DC

No Act
P.E. 1-8-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07047022

February 28, 2007

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A8
Public
Availability: 2/28/2007

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

Dear Mr. Grabar:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to Home Depot by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC · PARIS · BRUSSELS
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Writer's Direct Dial (212) 225-2414
E-Mail: ngrabar@cgsh.com

January 8, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc. – Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the Commission of the Company's intention to exclude from the Company's proxy materials for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials") a proposal (the "2007 Proposal"), dated November 29, 2006, made by Mr. John Chevedden (the "Proponent"). The Company hereby requests that the staff of the Division of Corporation Finance (the "Staff") concur that the Proposal may be excluded from the 2007 Proxy Materials and, if the Staff does not so concur, that parts of the Proponent's supporting statement may be excluded from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), I enclose six copies of this letter and its attachments, and a copy of this letter and its attachments is also being mailed today to the Proponent. Based on the expected filing date of the Company's definitive 2007 Proxy Materials, this letter is timely under Rule 14a-8(j).

I. Background

On November 29, 2006, the Proponent submitted the Proposal for inclusion in the 2007 Proxy Materials. The letter from the Proponent setting forth the Proposal and supporting statement is attached as Exhibit A to this letter. The Proposal is a shareholder resolution requesting that the Board of Directors "adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible."

The Company does not currently have a stockholder rights plan, or "poison pill." The Board adopted a policy on the subject in January 2005, which remains in effect today. A copy of the policy (the "Company Policy") is attached as Exhibit B to this letter. In summary, the Company Policy operates as follows:

- General requirement for stockholder approval. The Board will obtain prior stockholder approval for any rights plan, except in the specified circumstances described below.

- Fiduciary out. The Board may only adopt a rights plan without prior stockholder approval after careful deliberation and in the exercise of its fiduciary duties, and if the Board, including a majority of its independent members, "determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained." We will refer to this exception as the "fiduciary out."

- Sunset. If a rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after its effective date or it will expire. We will refer to this as the "sunset."

This is the fifth consecutive year in which the Proponent has submitted a stockholder proposal to the Company relating to poison pills. The proposals received for the 2003 and 2004 annual meetings were included in the Company's proxy statements and were approved by the shareholders. In response, the Board adopted the Company Policy in January 2005. The proposals received for the 2005 and 2006 annual meetings were excluded from the Company's proxy statements under Rule 14a-8(i)(10) on the grounds that they were substantially implemented by the Company Policy.[1]

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[1] *The Home Depot, Inc.* (Mar. 7, 2005); *The Home Depot, Inc.* (Mar. 9, 2006) (upon reconsideration).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to omit a proposal "[i]f the company has already substantially implemented the proposal." The words "substantially implemented" were adopted in 1998 to conform the rule to an interpretation the Commission adopted in 1983.[2] The purpose of the interpretation, later embodied in the words "substantially implemented," was to make clear that a proposal can be excluded even if it has not been fully effected.[3] A proposal can be excluded under paragraph (i)(10) although it has not been implemented in full or precisely as presented by a proponent. Instead, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal."[4] Proposals have been considered substantially implemented where companies have implemented part, but not all, of a multi-pronged proposal.[5] In other words, a proposal may be excluded when the company has substantially implemented its essential objective, even though the manner of implementation does not correspond precisely to the actions sought by the proponent.

Viewed in this light, it is clear that the Proposal has been substantially implemented by the Company Policy. The Proposal seeks to restrict stockholder rights plans adopted by the Board of Directors without stockholder approval. The following discussion reviews each point on which the Proposal and the Company Policy differ. On some points, the Company Policy is effectively more restrictive or equivalent, while on the others the differences are not significant.

- Prior stockholder approval

The Company Policy more completely implements the purpose of the Proposal, in that it requires prior stockholder approval for any rights plan, except where the fiduciary out dictates adoption of a rights plan before a stockholder vote. The Proposal only requires that "any future or current poison pill" be submitted to stockholder vote "to be held as soon as possible," but it does not require that the stockholder vote precede adoption of the plan. Under the Proposal, as the opinion of Delaware counsel, Richards, Layton & Finger, P.A. (the "RL&F Opinion"), attached as Exhibit C to this letter, makes clear, "as soon as possible" would, because the same fiduciary requirements would apply to the Board as dictate the fiduciary out under the Company Policy, result in a stockholder vote after the adoption of a rights plan by the Board – exactly the same result as under the Company Policy. The Company Policy thus clearly substantially implements the Proposal in this regard.

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2 Rel. No. 34-40018 (May 21, 1998).

3 Rel. No. 34-20091 (Aug. 16, 1983). In proposing this change, the Commission noted that the "fully effected" standard it had previously applied "may lead to an abuse of the security holder proposal process." Rel. No. 34-19135 (Oct. 14, 1982).

4 *Texaco Inc.* (Mar. 28, 1991).

5 *E.g., Columbia/HCA Healthcare Corp.* (Feb. 18, 1998).

- Board approval requirements

The Company Policy is more restrictive, in that it requires a finding by a Board majority that includes a majority of the independent directors, and it sets a high standard: a specific determination that awaiting stockholder approval would be detrimental to the Company and not in the interests of its stockholders. The Proposal has no such requirements. The Company Policy therefore clearly substantially implements any aspect of the Proposal that relates to Board action.

- Fiduciary out

The Company Policy has a fiduciary out, as an exception to the requirement of prior stockholder approval. The limited fiduciary out contained in the Company Policy reflects requirements of Delaware law that would also apply to the Proposal. This point is discussed more fully in Part A of the RL&F opinion. As pointed out under "Prior Stockholder Approval" above, and as the RL&F Opinion makes clear, while the Proposal does not by its terms contain a fiduciary out, the same requirements dictating the fiduciary out would apply under the Proposal and thus would produce the same result. The Company Policy therefore substantially implements the Proposal in this regard.

- Timing of stockholder vote

The Proposal calls for a stockholder vote "as soon as possible," while the Company Policy requires a stockholder vote prior to the adoption of a plan, except in the case of application of the fiduciary out, when it requires a vote within one year. Which requirement produces an earlier vote would depend on circumstances that cannot now be foreseen. The Staff has repeatedly agreed that differences in the duration of sunset provisions are not significant to the Rule 14a-8 analysis, which does not require that a stockholder proposal be implemented in exactly the same terms.[6] Moreover, either approach would generally produce a stockholder vote prior to adoption (and the Company Policy would always do so) except where a fiduciary out required adoption before a vote. In either case, in the event a fiduciary out applied a stockholder vote would nonetheless be required. Surely in this respect the Company Policy substantially implements the Proposal.

- Policy vs. bylaw

The Board adopted the Company Policy, while the Proposal "requests" that the Board adopt a bylaw or charter amendment. As discussed in the footnote 7 of the RL&F Opinion, the Board cannot unilaterally adopt a charter amendment, so the question is

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[6] *Raytheon Co.* (Jan. 26, 2005) (permitting exclusion of a proposal that called for a four-month "sunset" provision, where the company had a policy with a one-year "sunset"); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (permitting exclusion of a proposal calling for a stockholder vote on a poison pill "on the next shareholder ballot," where the company policy contained both a one-year "sunset" and a fiduciary out provision).

whether implementation by a Board-adopted policy is substantially equivalent to implementation by a bylaw.

The Company's Board has the power and authority under its constituent documents and Delaware law to make, alter or repeal bylaws, and this power and authority are not limited in any way with respect to the subject matter of the Proposal. Accordingly the Board would be subject to the same processes and the same fiduciary duties, in considering a rights plan, whether the policy on rights plans were in a bylaw or in a Board policy. This point is addressed more fully in Part B of the RL&F Opinion. In short, the adoption of the Proposal would make no difference.

The Proposal would request action from the Board. There may be circumstances under which a stockholder proposal requiring a bylaw change cannot be substantially implemented by other Board action. The instant Proposal requesting Board action is simply not such a case. As demonstrated above and in the RL&F Opinion, adoption of the Proposal would make no difference. Moreover, as part of the process of adopting the Company Policy, the Board has already given full consideration to the subject matter of the Proposal and to the manner of implementation that is most appropriate and has determined that a corporate policy fully addressing that subject matter is the most appropriate measure. This Proposal, asking the Board to reopen a matter it has already fully addressed after full consideration and to pursue an effectively equivalent approach, is exactly the situation where the Company has substantially implemented the Proposal and where paragraph (i)(10) unquestionably allows the Company to exclude the Proposal from the proxy statement.

In similar circumstances, the Staff has recently declined to take a no-action position on a proposal made to Hewlett-Packard, while taking a no-action position on a proposal made to Sun Microsystems.[7] Nonetheless, the Company believes that the point-by-point comparison set forth above provides an indisputable basis for excluding the Proposal. The Company believes that it should not be required to include a proposal that calls on the Board to revisit a topic on which it has already acted in ways that substantially implement, and indeed compare favorably to, the Proposal.

Based on the foregoing comparison, the Company believes it is clear that the Proposal has been substantially implemented by the Company Policy and accordingly may be excluded from the 2007 Proxy Materials.

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7 *Hewlett-Packard Company* (December 21, 2006); *Sun Microsystems, Inc.* (Sept. 12, 2006). The words "if practicable" in the proposal might serve to distinguish the two cases. The Staff emphasized the use of these words in the context of the same Proponent's submission to the Company on the same topic for the 2006 proxy season. *The Home Depot, Inc.* (Mar. 9, 2006), letter dated March 9, 2006, from Martin P. Dunn, Acting Director, Division of Corporation Finance, to Janet L. Fisher of this firm. The Proponent has omitted those words this year, but the Proposal is still limited to urging the Board to amend the bylaws (a Board-adopted amendment of the certificate being impossible). The Proposal is thus, for purposes of the analysis provided in this letter and the RL&F Opinion, not effectively different.

III. The Supporting Statement Contains Statements that Are Excludable Under Rule 14a-8(i)(3)

If the Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(10) as discussed above, we request that the Staff permit exclusion of certain parts of the supporting statement pursuant to Rule 14a-8(i)(3). In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that modification or exclusion from a supporting statement is appropriate when, among other things:

> substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

The Company believes that the entire last paragraph beginning with words "[i]t is important to take a step forward . . ." and ending with words ". . . vote yes" is excludable under Rule 14a-8(i)(3) because it contains statements unrelated and irrelevant to the Proposal, which relates to poison pills. This paragraph expresses the Proponent's views on individual members of the Board, and therefore could mislead other shareholders into thinking that the Proposal relates to the directors. The Staff has previously allowed exclusion of some or all of the supporting statements in similar circumstances.[8]

* * * * *

For the foregoing reasons, the Company believes it may exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(10) and requests that the Staff not recommend enforcement action if the Company does so. Alternatively, if the Staff does not concur with the Company's position that the Proposal is excludable under Rule 14a-8(i)(10), the Company believes it may exclude certain parts of the supporting statement to the Proposal because they are irrelevant and unrelated to the Proposal. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Proposal prior to the issuance of a response.

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[8] *Exxon-Mobil* (March 27, 2002) (permitting exclusion of portions of the supporting statement relating to the views of the proponents on global warming where the proposal requested the board compensation committee to consider non-financial factors, including social and environmental concerns, in determining compensation for top executives); *Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting exclusion of a discussion of Wall Street Journal articles alleging misconduct of the company's directors where the proposal related to the election of directors).

The Company asks the Proponent to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2414.

Very truly yours,

Nicolas Grabar /AC

Nicolas Grabar

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Attachments

Exhibit A

(Mr. Chevedden's Letter and Proposal)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Robert Nardelli
Chairman
Home Depot, Inc. (HD)
2455 Paces Ferry Road
Atlanta, GA 30339
PH: 770-433-8211
FX: 770-431-2685

Rule 14a-8 Proposal

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

November 29, 2006

cc: Frank Fernandez
Corporate Secretary
PH: 770-433-8211
FX: 770-384-5552
FX: 770-384-2739

[Rule 14a-8 Proposal, November 29, 2006]

3 – Subject Any Future Poison Pill to a Shareholder Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been terminated.

The Corporate Library, http://www.thecorporatelibrary.com/, an independent investment research firm said: We support the adoption of policies requiring shareholder approval of poison pills, either before adoption or within a short time thereafter – six months is sufficient time, we think, for a board to explore alternatives in the event of a hostile bid, but not so long that shareholders are completely disempowered.

However, the use of a so-called "fiduciary out" – especially in light of recent Delaware case law suggesting such a proviso is unnecessary – as well as a 12-month duration for non-shareholder-approved plans currently at some companies, undermines the effectiveness of these 12-month policies in giving shareholders a meaningful voice in a takeover context.

According to the book *Power and Accountability* by Nell Minow and Robert Monks: "All poison pills … give target boards of directors absolute veto power over any proposed business combination, no matter how beneficial it might be for the shareholders…"

"Poison pills … entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." From: "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

John Chevedden, Redondo Beach, Calif. submitted this topic to Home Depot for the 2006 proxy.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported that our directors also served on 8 boards rated D or F by The Corporate Library:

1) Mr. Nardelli	Coca-Cola (KO)	F-rated
2) Mr. Mozilo	Countrywide Financial (CFC)	F-rated
3) Mr. Jackson	JPMorgan (JPM)	D-rated
	SIRVA (SIR)	D-rated
4) Mr. Ridge	Vonage (VG)	D-rated
5) Mr. Clendenin	Bell South (BLS)	D-rated
	Equifax (EFX)	D-rated
6) Mr. Gonzalez	General Electric (GE)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

(The Home Depot, Inc's Policy on Stockholder Rights Plan)

<u>The Home Depot, Inc's Policy Regarding Stockholder Rights Plan</u>

The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.

The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.

If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.

The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

Exhibit C

(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW RLF COM

January 2, 2007

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2007 Proposal") submitted by Mr. John Chevedden (the "Proponent") that the Proponent intends to present at the 2007 annual meeting of the stockholders of the Company (the "2007 Annual Meeting"). In this connection, you have requested our opinions as to certain matters of Delaware law.

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended and restated effective August 24, 2006 (the "By-laws");

(iii) the Company Policy (as defined below); and

(iv) the letter (the "2006 Letter"), dated November 29, 2006, from the Proponent, attaching the 2007 Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For the purpose of rendering our opinions as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2004, the Proponent submitted a proposal (the "2005 Proposal") for inclusion in the 2005 Proxy Statement of the Company (the "2005 Proxy") for the Company's 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting").[1] The 2005 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Board of Directors of the Company (the "Board") adopted the following policy statement regarding stockholder rights plans (the "Company Policy") after consideration of the 2005 Proposal:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the

[1] The Proponent has submitted a proposal regarding stockholder rights plans for inclusion in every proxy statement of the Company since 2002.

> effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

Because the Company believed that the Company Policy substantially implemented the 2005 Proposal, it *submitted* a request to the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") that the SEC not recommend an enforcement action against the Company if the Company excluded the 2005 Proposal from the 2005 Proxy pursuant to Rule 14a-8(i)(10) (as defined below). In a no-action letter dated March 7, 2005, the Office of the Chief Counsel of the SEC concurred with the Company's view that the Company Policy substantially implemented the 2005 Proposal and stated that it would not recommend enforcement action if the 2005 Proposal were omitted from the 2005 Proxy. Relying on that no-action letter, the Company omitted the 2005 Proposal from the 2005 Proxy.

In 2006, the Proponent again submitted a proposal regarding stockholder rights plans (the "2006 Proposal") which provided, in relevant part:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item as soon as may be practicable. Charter or bylaw inclusion if practicable.

The Company omitted the 2006 Proposal from the proxy materials for the 2006 annual meeting of stockholders of the Company after it received a no-action letter dated March 9, 2006 from the SEC, providing that it would not recommend enforcement action against the Company for such omission.

Even though the Company has implemented the Company Policy, the Proponent has now submitted the 2007 Proposal which reads, in relevant part:

> RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible.

The Company is considering omitting the 2007 Proposal from its proxy materials for the 2007 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities

Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has substantially implemented the 2007 Proposal by adoption of the Company Policy. In this connection, you have requested our opinion as to: (i) whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties; and (ii) whether, regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws, the Board would be subject to the same fiduciary duties under Delaware law and in carrying out such duties must undertake the same analysis and use the same decision making process in deciding whether to alter, amend or repeal the Company Policy.

DISCUSSION

A. The Need for a "Fiduciary Out"

In our view, any commitment by a board of directors of a Delaware corporation, whether contained in a policy or a bylaw, to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders without a "fiduciary out" would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or

> in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholder rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Delaware Court of Chancery (the "Court of Chancery") stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the Delaware courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[2] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are not mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) of the General Corporation Law provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1993) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the Delaware legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholder rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholder rights plan.[3]

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[2] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[3] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholder rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholder rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2005 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein");[4] see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholder rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2005) (hereinafter "Drexler"). Accordingly, adoption of a stockholder rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board of directors may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board.");

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and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[4] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003). Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority. But see Unisuper Ltd. v. News Corp., C.A. No. 1699-N, slip op. at 15-17 (Del. Ch. Dec. 20, 2005).[5]

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[5] In News Corp., the Court of Chancery held that a board of directors of a Delaware corporation could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the corporation's stockholders. Id. at 15-17. Similarly, in In re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), the Court of Chancery found that a board of directors could agree by a contract with its stockholders not to adopt a new stockholder rights plan or extend the term of its existing plan without a stockholder vote. Thus, each of News Corp. and In re Nat'l Intergroup involved a board of directors exercising its discretion to make a contractual agreement with stockholders to limit its managerial authority with respect to the efficacy of a stockholder rights plan. Boards of directors frequently limit their discretion by contract. For example, loan agreements often limit the ability of the board of directors to take certain actions without lender approval. See, e.g., John C. Coates & Bradley C. Faris, Second-Generation Shareholder Bylaws: Post-Quickturn Alternatives, 56 Bus. Law 1323, 1331 (Aug. 2001) (hereinafter referred to as "Coates and Faris") (noting that the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), should not be construed as prohibiting such contractual agreements because to read the case otherwise "would be absurd, as it would render unenforceable normal loan agreements (which frequently limit a board's authority to authorize certain corporate actions, such as dividends), and golden parachutes (which limit a board's ability to terminate an executive's employment with severance compensation")). However, a voluntary agreement by a board of directors to contractually limit its discretion with respect to the efficacy of a stockholder rights plan is distinguishable from the instant case in which the manner in which the Board may exercise its discretion is purported to be dictated by stockholders. In the latter case, the Board is impermissibly divested of the authority to exercise its own business judgment on whether limiting its discretion with respect to the efficacy of a stockholder rights plan is advisable and in the best interests of the Company and its stockholders, whereas in the former case the board is not divested of such discretion. For this reason, News Corp. and In re Nat'l Intergroup are distinguishable from the instant case.

Moreover, certain dictum in the News Corp. decision is directly contrary to prior decisions of the Delaware Supreme Court. In News Corp., the Court of Chancery stated: "Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power -- which is that of an agent's with regard to its principal -- derives from the shareholders,

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2005-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[6]

A board's ability to adopt a stockholder rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn, the Delaware Supreme Court held that a future board's ability to redeem a stockholder rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be substantially restricted under Delaware law. 721 A.2d at 1292. Specifically, the Delaware Supreme Court held that:

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who are the ultimate holders of power under Delaware law." Slip op. at 17. Thus, the Court suggests that directors are obligated to follow the wishes of a majority of the corporation's shares since directors are mere agents of the stockholders. This proposition is contrary to a long line of Delaware Supreme Court cases, supra, pp. 5-6, holding that directors, not stockholders, manage the business and affairs of Delaware corporations, and to the Delaware Supreme Court's decision in Leonard Loventhal Account, 780 A.2d at 249, in which the Court noted that requiring a board of directors to submit a stockholder rights plan to a vote of stockholders was wholly inconsistent with Delaware law. In addition, the News Corp. court failed to account for the dispositive impact of Section 157 of the General Corporation Law (discussed, supra, at pp. 6-8).

[6] In Hollinger Int'l. Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the board of directors by statute, unless otherwise provided by the certificate of incorporation.

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a stockholder rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place."); California Pub. Employees' Ret. Sys. v. Coulter, C.A. No. 19191, slip op. at 10 (Del. Ch. Apr. 21, 2005) ("Delaware requires that the board retain the power to redeem the poison pill in order to fulfill its fiduciary duties as circumstances change.").

The sale of a corporation also is implicated when a corporation adopts a stockholder rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Delaware Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board of directors to redeem or submit to a stockholder vote a future stockholder rights plan "as soon as possible" or "within 4-months of the adoption" of the pill by the board as set forth in the supporting statement would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board redeem or submit a rights plan to a stockholder vote within four months of its adoption by the board as set forth in the supporting statement would significantly reduce the board's ability to respond for the duration of a significant, persistent threat.

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Commc'ns, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal, 493 A.2d at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption, maintenance or extension of a stockholder rights plan to a stockholder vote, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting such plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of the Company's stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a stockholder rights plan to a stockholder vote in such circumstances could impose substantial loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Commnc'ns Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a "fiduciary out" would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

B. The Implementation of the Company Policy through an Amendment to the By-laws Rather Than a Board Policy

Section 141(a) of the General Corporation Law also provides the starting point for analyzing the issue of whether the Board would be subject to the same fiduciary duties under Delaware law and in carrying out such duties must undertake the same analysis and use the same decision making process in deciding whether to alter, amend or repeal the Company Policy, regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws.[7] As discussed above, under Section 141(a), the Board has the full power and authority to manage the Company's business and affairs, which includes the authority to adopt resolutions and policies.

Section 109(a) of the General Corporation Law also provides another statutory source of Board authority at issue here. Section 109(a) provides, in relevant part, that "any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors...." 8 Del. C. § 109(a). Article SEVENTH of the Certificate of Incorporation provides that the Board "shall have the power to make, alter or repeal the by-laws of the Corporation". Consistent with the Certificate of Incorporation, the By-laws provide that "the Board ... shall have the power to adopt, amend or repeal the By-laws of the Corporation by the affirmative action of a majority of its members." Therefore, neither the Certificate of Incorporation nor the By-laws limit the Board's authority to alter, amend or repeal the By-laws, as provided by Section 109(a).

A board of directors may exercise its managerial authority by using any of the following methods. It may take action on specific matters by adopting resolutions. 8 William Meade Fletcher, Cyclopedia of the Law of Private Corporations § 4166 (perm. ed. rev. vol. 2001). It may also act by establishing board policies, which generally govern forward-looking matters. Under either of those methods, a board of directors retains the authority to amend or rescind the action taken, absent some binding agreement limiting the board's ability to do so.[8] In fact, according to the Court of Chancery, that proposition is an "elementary principle of corporate law." News Corp., slip op. at 15-17.

The Court of Chancery has also consistently stated that, where a board of directors has been granted full power and authority to adopt, amend and repeal bylaws (such as

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[7] We note that, through the 2006 Letter, the Proponent requested that the Board adopt a bylaw or charter amendment. However, the Board cannot unilaterally adopt a charter amendment under Delaware law. See 8 Del. C. § 242(b) (requiring both board and stockholder approval of an amendment to a charter).

[8] We are unaware of any agreement that limits the Board's ability to alter, amend or repeal the Company Policy. Furthermore, we assume, for purposes of our opinions as expressed herein, that no such agreement exists.

in the Board's case), the board of directors is vested with the power to exercise unilaterally such authority. See Kidsco. Inc. v. Dinsmore, 674 A.2d 483, 492 (Del. Ch.) (stating that "although the by-laws are a contract between the corporation and its stockholders, ... the contract was subject to the board's power to amend the by-laws unilaterally," and the stockholders had no "vested right" to prohibit such an amendment) (citation omitted), aff'd, 670 A.2d 1338 (Del. 1995) (TABLE); Am. Int'l Rent a Car v. Cross, 1984 WL 8204, at *3 (Del. Ch. May 9, 1984) (declining to enjoin the board's bylaw amendment that had been submitted to the stockholders because the plaintiff failed to meet its burden of rebutting the presumption that the board acted in the good faith belief that its actions were in the best interests of the corporation and its stockholders).

Regardless of the method by which the Board chooses to exercise its managerial authority as discussed above, the members of the Board are charged with an unyielding fiduciary duty to protect the Company's interests and to act in the best interests of the Company's stockholders. In particular, the members of the Board owe to the Company and its stockholders a duty of care and a duty of loyalty, which are summarized below.[9]

The duty of care requires a director in managing the corporation's affairs to exercise the degree of care that an "ordinarily careful and prudent [person] would use in similar circumstances." Graham v. Allis-Chalmers Mfg. Co., 188 A.2d 125, 130 (Del. 1963). Prior to making a business decision, directors must call forth and consider all material information reasonably available to them. See In re Nat'l Auto Credit, Inc. S'holders' Litig., 2003 WL 139768, at *12 (Del. Ch. Jan. 10, 2003) (quoting Brehm v. Eisner, 746 A.2d 244, 259 (Del. 2000)).

The duty of loyalty requires directors to make decisions based on the best interests of the corporation. A director satisfies the duty of loyalty "when he is in a position to base his decision on the merits of the issue rather than being governed by extraneous considerations or influences." Kaplan v. Wyatt, 499 A.2d 1184, 1189 (Del. 1985). A director may not maintain his or her impartiality if he or she appears on both sides of a transaction, has a material personal financial interest in the decision which is separate from that to be received by other stockholders, or if he or she is dominated by a controlling person having such an interest.

As articulated by the Delaware courts, the fiduciary duties of care and loyalty are the "constant compass by which all director actions for the corporation and interactions with its

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[9] In the past, the duty of good faith had been included as a part of the "triad" of fiduciary duties. Malone v. Brincat, 722 A. 2d 5, 10 (Del. 1998). However, the Court of Chancery recently stated that "the obligation to act in good faith does not establish an independent fiduciary duty that stands on the same footing as the duties of care and loyalty," and that "[o]nly the latter two duties, where violated, may directly result in liability, whereas a failure to act in good faith may do so, but indirectly." Stone v. Ritter, 2006 WL 3169168, at *6 (Del. Ch. Nov. 6, 2006).

stockholders must be guided." Jackson Nat. Life Ins. Co. v. Kennedy, 741 A.2d 377, 386 (Del. Ch. 1999) (emphasis added) (citing Malone, 722 A.2d at 10). Indeed, the Delaware courts have consistently applied such fiduciary duty principles in cases where the board of directors has unilaterally adopted bylaw amendments and board policies. See, e.g., Schnell v. Chris-Craft Ind., Inc., 285 A.2d 437, 439 (Del. 1971) (invalidating, based on a breach of fiduciary duty, a board-adopted bylaw amendment governing annual meeting date); News Corp., slip op. at 15-17 (applying fiduciary principles in analyzing the validity of a board-adopted policy regarding a corporation's "poison pill"); Hubbard v. Hollywood Park Realty Enter., Inc., 1991 WL 3151, , at *10-11 (Del. Ch. Jan. 14, 1991) (addressing whether the board of directors breached its fiduciary duties in enacting an advance notice bylaw); Phillips v. Insituform of N. Am., 1987 WL 16285, at *11 (Del. Ch. Aug. 27, 1987) (questioning whether the board of directors satisfied its fiduciary duties in adopting a bylaw amendment that equipped one of two classes of stock with an effective veto power).

Based on the foregoing, the members of the Board must satisfy their duty of care and duty of loyalty when considering altering, amending or repealing the Company Policy regardless of whether the Company Policy were implemented as a Board-adopted policy or bylaw amendment. In particular, the members of the Board would be required to, among other things, (i) review and carefully consider all available material information prior to approving any such proposed action; (ii) consider whether they need the advice of outside advisors or experts, such as outside legal advisors, an investment banker or other financial advisors; (iii) determine in good faith whether approving or disproving such proposed action would be in the best interests of the Company and its stockholders; and (iv) in an "anti-takeover" context, decide whether an alteration, amendment or repeal of the Company Policy would be a proportionate response to a posed threat.[10]

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that:

1. It would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

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[10] See Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995); Unocal, 493 A.2d 955.

2. Regardless of whether the Company Policy were implemented as a Board-adopted policy or through a Board-adopted amendment to the By-laws, the Board would be subject to the same fiduciary duties under Delaware law and in carrying out those duties must undertake the same analysis and use the same decision making process in deciding whether to alter, amend or repeal the Company Policy.

The foregoing opinions are limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the SEC in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/MYM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 8, 2007

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be subject to shareholder vote as soon as possible.

We are unable to concur in your view that Home Depot may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END